Dinur & Associates, P.C. Attorneys and Counselors	One Lakeside Commons 990 Hammond Drive, Suite 760 Atlanta, Georgia 30328 PHONE: (770) 395-3170 FACSIMILE: (770) 395-3171 E-MAIL: DDD@dinurlaw.com

June 1, 2006

VIA FACSIMILE: 202/772-9210
and Federal Express

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 0408
Washington, D.C. 20549-4561
Attention: Jonathan E. Gottlieb

RE:	Independent BancShares, Inc.; Registration Statement on Form 10-SB; File No. 000-51920, filed April 21, 2006; SEC's comment letter dated May 19, 2006 (the "Comment Letter")

Ladies and Gentlemen:

     In response to the matters raised in the Comment Letter, note the following:

1.	The reference to Section 12(g) has been corrected on the cover page of the Registration Statement.
2.

The phrase referring to alternative sources of income on page 1 has been eliminated. An explanation regarding the alternative source of income contemplated by that phrase has been added in the second full paragraph on page 2.

3.	The role of Internet banking in the bank's business is described in the first full paragraph on page 2.
4. and 5.

A discussion describing the material trends and uncertainties and management's actions in connection therewith has been added in Item 2 - MD&A, on pages 20-22. The discussion in the fifth full paragraph on page 21 explains the reason for the over 100% increase in loans for construction and land development. The second full paragraph on page 22 analyzes the anticipated impact of the costs of being a public company.

6.	The last two sentences in the paragraph denoted as General on page 33 explains the concept of efficiency ratio.
7.	The discussion and tables on pages 35-37 are designed to comply with Items 403(a) and (b) of Regulation S-B.
8.	The discussion and table on pages 39-40 are designed to comply with Item 402(b) of Regulation S-B.

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 0408
Washington, D.C. 20549-4561
Attention: Jonathan E. Gottlieb

RE:	Independent BancShares, Inc.; Registration Statement on Form 10-SB; File No. 000-51920, filed April 21, 2006; SEC's comment letter dated May 19, 2006 (the "Comment Letter")

June 1, 2006                                                                                                                                                         Page 2

     Also attached is a letter from the registrant containing the statements requested in the Comment Letter.

     We trust the foregoing to be responsive to the matters set forth in the Comment Letter and stand ready to take all other actions necessary for the effectiveness of the Registration Statement.

Very truly yours,
/S/ Daniel D. Dinur
Daniel D. Dinur

DDD/mtl

cc: Robert A. Ellinor

______________________________________________________________________

Independent BancShares, Inc.

May 30, 2006

VIA FACSIMILE: (202) 722-9210

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Jonathan E. Gottlieb

RE:     Registration Statement on Form 10-SB, Amendment No. 1 (File No. 000-51920)

Ladies and Gentlemen:

     With respect to the above-referenced Registration Statement on Form 10-SB of Independent Bancshares, Inc. (the "Company"), it is hereby confirmed that the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours

/S/ Robert A. Ellinor

Robert A. Ellinor
President and Chief Executive Officer

60 S.W. 17th Street * P.O. Box 2900 * Ocala, Florida 34478 * (352) 622-2377